Fearless Films, Inc.
467 Edgeley Blvd., Unit 2
Concord, ONT L4K 4E9 Canada

February 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:   Katherine Bagley

Re:	Fearless Films, Inc.
Registration Statement on Form S-1
File No. 333-236223

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Fearless Films, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on Tuesday, February 11, 2020, or as soon thereafter as practicable.  The Registrant hereby confirms that it is aware of its obligations under the Securities Act.

In connection herewith, the Registrant hereby acknowledges that:

●
should the Securities and Exchange Commission (the "Commission") or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert comments from the Commission or the Staff or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this request. Please contact Leonard E. Neilson, special counsel to the Registrant, at (801) 733-0800 or e-mail at LNeilsonLaw@aol.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.  Also copy the Registrant’s CEO Dennis dos Santos at dennis.dossantos1@gmail.com.

Sincerely,

Fearless Films, Inc.

By: /S/ Dennis dos Santos
Dennis dos Santos
Chief Executive Officer